                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                       STEWART & STEVENSON SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    860342104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DONALD E. STEVENSON
                                 P. O. BOX 1637
                              HOUSTON, TEXAS 77251
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 6, 1999

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP NO. 860342104                   13D                     Page 2 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
                      NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                      Donald E. Stevenson
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
                      SEC USE ONLY

          3
--------------------------------------------------------------------------------
                      SOURCE OF FUNDS

          4           OO
--------------------------------------------------------------------------------
                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)
          5
                                                                             [ ]
--------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION

          6           United States Citizen
--------------------------------------------------------------------------------
          NUMBER OF         7    SOLE VOTING POWER

           SHARES                702,328 shares*
                            ---------------------------------------------------
        BENEFICIALLY        8    SHARED VOTING POWER

           OWNED                 1,880 shares*
                            ----------------------------------------------------
          BY EACH           9    SOLE DISPOSITIVE POWER

         REPORTING               459,404 shares*
                            ----------------------------------------------------
          PERSON            10   SHARED DISPOSITIVE POWER

           WITH                  1,880 shares*
--------------------------------------------------------------------------------
                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

         11           459,404 shares*
--------------------------------------------------------------------------------
                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES
         12                                                                  [X]
--------------------------------------------------------------------------------
                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13           1.6%*
--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN, OO
--------------------------------------------------------------------------------


*        See Item 5 of this Schedule 13D.

-------------------                                           ------------------
CUSIP NO. 860342104                   13D                     Page 3 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
                      NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                      Keith T. Stevenson
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
                      SEC USE ONLY

          3
--------------------------------------------------------------------------------
                      SOURCE OF FUNDS

          4           OO
--------------------------------------------------------------------------------
                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)
          5
                                                                             [ ]
--------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION

          6           United States Citizen
--------------------------------------------------------------------------------
          NUMBER OF         7    SOLE VOTING POWER

           SHARES                1,126,171 shares*
                            ---------------------------------------------------
        BENEFICIALLY        8    SHARED VOTING POWER

           OWNED                 1,880 shares*
                            ----------------------------------------------------
          BY EACH           9    SOLE DISPOSITIVE POWER

         REPORTING               1,126,171 shares*
                            ----------------------------------------------------
          PERSON            10   SHARED DISPOSITIVE POWER

           WITH                  1,880 shares*
--------------------------------------------------------------------------------
                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

         11           1,126,171 shares*
--------------------------------------------------------------------------------
                      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES
         12                                                                  [X]

--------------------------------------------------------------------------------
                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13           4.0%*

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN, OO
--------------------------------------------------------------------------------


*        See Item 5 of this Schedule 13D.

-------------------                                           ------------------
CUSIP NO. 860342104                   13D                     Page 4 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
                      NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                      Kathleen Cynthia Pickett Stevenson, by Proxy
                      of Madlin Stevenson
--------------------------------------------------------------------------------

          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
                      SEC USE ONLY

          3
--------------------------------------------------------------------------------
                      SOURCE OF FUNDS

          4           OO
--------------------------------------------------------------------------------
                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)

          5                                                                  [ ]
--------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION

          6           United States Citizen

--------------------------------------------------------------------------------
          NUMBER OF         7    SOLE VOTING POWER

           SHARES                532,476 shares*
                            ---------------------------------------------------
        BENEFICIALLY        8    SHARED VOTING POWER

           OWNED                 -0- shares*
                            ----------------------------------------------------
          BY EACH           9    SOLE DISPOSITIVE POWER

         REPORTING               -0- shares*
                            ----------------------------------------------------
          PERSON            10   SHARED DISPOSITIVE POWER

           WITH                  -0- shares*
--------------------------------------------------------------------------------
                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

         11           -0- shares*
--------------------------------------------------------------------------------
                      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES
         12                                                                  [X]
--------------------------------------------------------------------------------
                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13           -0-%*
--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN, OO
--------------------------------------------------------------------------------


*        See Item 5 of this Schedule 13D.

-------------------                                           ------------------
CUSIP NO. 860342104                   13D                     Page 5 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
                      NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                      Madlin Stevenson
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
                      SEC USE ONLY

          3
--------------------------------------------------------------------------------
                      SOURCE OF FUNDS

          4           OO
--------------------------------------------------------------------------------
                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)

          5                                                                  [ ]
--------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION

          6           United States Citizen
--------------------------------------------------------------------------------

          NUMBER OF         7    SOLE VOTING POWER

           SHARES                -0- shares*
                            ---------------------------------------------------
        BENEFICIALLY        8    SHARED VOTING POWER

           OWNED                 -0- shares*
                            ----------------------------------------------------
          BY EACH           9    SOLE DISPOSITIVE POWER

         REPORTING               775,000 shares*
                            ----------------------------------------------------
          PERSON            10   SHARED DISPOSITIVE POWER

           WITH                  -0- *
--------------------------------------------------------------------------------
                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

         11           775,000 shares*
--------------------------------------------------------------------------------
                      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES
         12                                                                  [X]
--------------------------------------------------------------------------------
                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13           2.8%*
--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN, OO
--------------------------------------------------------------------------------


*        See Item 5 of this Schedule 13D.

-------------------                                           ------------------
CUSIP NO. 860342104                   13D                     Page 6 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
                      NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          1           Madlin Stevenson, in her capacity as Trustee for the
                      benefit of Donald and Keith Stevenson under the Will of
                      J.R. Stevenson, Deceased
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
                      SEC USE ONLY
          3
--------------------------------------------------------------------------------
                      SOURCE OF FUNDS

          4           OO
--------------------------------------------------------------------------------
                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)
          5
                                                                             [ ]
--------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION

          6           United States Citizen
--------------------------------------------------------------------------------
          NUMBER OF         7    SOLE VOTING POWER

           SHARES                -0- shares*
                            ---------------------------------------------------
        BENEFICIALLY        8    SHARED VOTING POWER

           OWNED                 -0- shares*
                            ----------------------------------------------------
          BY EACH           9    SOLE DISPOSITIVE POWER

         REPORTING               242,524 shares*
                            ----------------------------------------------------
          PERSON            10   SHARED DISPOSITIVE POWER

           WITH                  -0- *
--------------------------------------------------------------------------------
                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

         11           242,524 shares*
--------------------------------------------------------------------------------

         12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES
                                                                             [X]

--------------------------------------------------------------------------------
                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13           0.9%*

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN, OO

--------------------------------------------------------------------------------

*        See Item 5 of this Schedule 13D.

-------------------                                          -------------------
CUSIP NO. 860342104                   13D                    Page 7 of 15 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
                      NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                      Keith Stevenson, in his capacity as Trustee of the Donald
                      E. Stevenson Testamentary Trust
--------------------------------------------------------------------------------

          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
                      SEC USE ONLY

          3
--------------------------------------------------------------------------------
                      SOURCE OF FUNDS

          4           OO
--------------------------------------------------------------------------------
                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)

          5                                                                  [ ]
--------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION

          6           United States Citizen
--------------------------------------------------------------------------------
          NUMBER OF         7    SOLE VOTING POWER

           SHARES                940 shares*
                            ---------------------------------------------------
        BENEFICIALLY        8    SHARED VOTING POWER

           OWNED                 -0- shares*
                            ----------------------------------------------------
          BY EACH           9    SOLE DISPOSITIVE POWER

         REPORTING               940 shares*
                            ----------------------------------------------------
          PERSON            10   SHARED DISPOSITIVE POWER

           WITH                  -0- *
--------------------------------------------------------------------------------
                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

         11           940 shares*

--------------------------------------------------------------------------------
         12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES
                                                                             [X]
--------------------------------------------------------------------------------
                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13           Less than 0.1% *

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN, OO

--------------------------------------------------------------------------------

*        See Item 5 of this Schedule 13D.

-------------------                                           ------------------
CUSIP NO. 860342104                   13D                     Page 8 of 15 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------

                      NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          1 Donald E. Stevenson and Keith T. Stevenson, in their capacity as Co-Executors of the Estate of Mildred Doyle Stevenson

--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
                      SEC USE ONLY

          3

--------------------------------------------------------------------------------
                      SOURCE OF FUNDS

          4           OO

--------------------------------------------------------------------------------
                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          5                                                                  [ ]
--------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION

          6           United States Citizen
--------------------------------------------------------------------------------
          NUMBER OF         7    SOLE VOTING POWER

           SHARES                1,880 shares*
                            ---------------------------------------------------
        BENEFICIALLY        8    SHARED VOTING POWER

           OWNED                 -0- shares*
                            ----------------------------------------------------
          BY EACH           9    SOLE DISPOSITIVE POWER

         REPORTING               1,880 shares*
                            ----------------------------------------------------
          PERSON            10   SHARED DISPOSITIVE POWER

           WITH                  -0- *
--------------------------------------------------------------------------------
                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

         11           1,880 shares*

--------------------------------------------------------------------------------
         12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES

                                                                             [X]
--------------------------------------------------------------------------------
                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13           Less than 0.1%*

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN, OO

--------------------------------------------------------------------------------

*        See Item 5 of this Schedule 13D.

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             (FILED BY THE GROUP PURSUANT TO GENERAL INSTRUCTION C)

ITEM 1.  SECURITY AND ISSUER.

The equity securities to which this statement relates are the common stock, no par value per share (the "Common Stock"), of Stewart & Stevenson Services, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 2707 North Loop West, Houston, Texas 77008.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed jointly by Donald E. Stevenson ("D. Stevenson"), individually and as Co-Executor of the Estate of Mildred Doyle Stevenson (the "Estate"), Keith T. Stevenson ("K. Stevenson"), individually, as Trustee of the Donald E. Stevenson Testamentary Trust (the "D. Stevenson Trust") and as Co-Executor of the Estate, Kathleen Cynthia Pickett Stevenson ("C. Stevenson"), as Proxy for Madlin Stevenson, and Madlin Stevenson ("M. Stevenson"), individually and as Trustee for the benefit of Donald and Keith Stevenson under the Will of J.R. Stevenson, Deceased (the "D. and K. Stevenson Trust"), to reflect the understandings and agreements described in Item 4 with respect to the voting of shares of Common Stock. D. Stevenson, K. Stevenson, C. Stevenson and M. Stevenson are collectively referred to as the "Stevenson Family". The Estate, the D. Stevenson Trust, the D. and K. Stevenson Trust and the members of the Stevenson Family are collectively referred to as the "Shareholders" and the shares of Common Stock beneficially owned by them in the aggregate are referred to as the "Shares". D. Stevenson and K. Stevenson are employed by the Company, whose address is set forth in Item 1. C. Stevenson is a self-employed attorney; her principal business address is 2323 S. Voss Road, Suite 200, Houston, Texas 77057. Madlin Stevenson is a retiree, residing at 211 Shoreacres Blvd., La Porte, Texas 77571. All members of the Stevenson Family are United States citizens. During the last five years, none of the members of the Stevenson Family has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any member of the Stevenson Family was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

The Shareholders have indicated their intention to unite the voting power of their Shares, including with respect to matters voted on at the Company's 1999 Annual Meeting of Shareholders (the "Annual Meeting"). Although, except as described below, the Shareholders have no written agreement to vote in concert at the Annual Meeting or otherwise, the Shareholders have indicated to the Company that the Shareholders intend to unite to seek changes in the management and policies of the Company. In January 1999, the Shareholders asked the Company to effect certain changes, including (a) the amendment of its bylaws to provide for the immediate retirement of any director that reaches age 73, subject to an extension of such retirement date in certain circumstances, (b) the election of at least two new outside directors and (c) the resignation of Robert L. Hargrave as President and Chief Executive Officer of the Company. The Shareholders may seek to effect additional changes in the future.


                               Page 9 of 15 Pages

In addition, on January 8, 1999, D. Stevenson, M. Stevenson and the D. and K. Stevenson Trust entered into a First Amended Shareholders' Voting Agreement and Irrevocable Proxy (the "Amended Shareholders' Agreement") whereby D. Stevenson was granted an irrevocable proxy to vote the 242,524 shares of Common Stock owned beneficially and of record by the D. and K. Stevenson Trust.

On January 8, 1999, M. Stevenson executed a General Proxy for Extended Period from Madlin Stevenson, Holder of 532,476 Shares of the Common Stock of Stewart & Stevenson Services, Inc. to Cynthia Pickett Stevenson (the "Proxy"), wherein M. Stevenson granted to C. Stevenson a proxy to vote the 532,476 shares of Common Stock owned beneficially and of record by M. Stevenson.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)      AGGREGATE NUMBER AND PERCENTAGE OF SHARES OWNED.

                  As of the date of this schedule, the Shareholders beneficially own an aggregate of 2,362,855 shares of Common Stock, of which
                  (i) 2,321,655 shares are issued and outstanding and (ii) 41,200 shares are issuable upon the exercise of options to purchase shares of Common Stock. The Shareholders beneficially own in the aggregate 8.4% of the issued and outstanding shares of Common Stock, such percentage being calculated by dividing 2,362,855 (the number of shares of Common Stock beneficially owned by the Shareholders) by 28,025,235 (the number of issued and outstanding shares of Common Stock as of December 1, 1998, as reported in the Company's Form 10-Q for the quarter ended October 31, 1998, plus the number of shares of Common Stock issuable upon exercise of options held by the Shareholders). Each Shareholder owns of record such number of shares of Common Stock as are set forth below:

                           D. Stevenson                        445,204
                           K. Stevenson                      1,098,631
                           M. Stevenson                        532,476
                           D and K. Stevenson Trust            242,524
                           D. Stevenson Trust                      940
                           Estate                                1,880
                                                          ------------
                             TOTAL                           2,321,655

In addition, D. Stevenson holds options to purchase 14,600 shares of Common Stock, and K. Stevenson holds options to purchase 26,600 shares of Common Stock.

Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by any other Shareholder.

         (b)      NUMBER OF SHARES BENEFICIALLY OWNED BY THE SHAREHOLDERS.

                  Donald E. Stevenson

                  (i) D. Stevenson has sole power to vote 702,328 shares of Common Stock, such shares being calculated by aggregating 445,204 shares owned individually, 242,524 shares that he has the power to vote pursuant to the Amended Shareholders' Agreement and 14,600 shares issuable to him upon the exercise of options.

                  (ii) D. Stevenson has shared power to vote 1,880 shares of Common Stock, as co-executor of the Estate.


                               Page 10 of 15 Pages

                  (iii) D. Stevenson has sole power to dispose of 459,404 shares of Common Stock, such number of shares being calculated by aggregating 445,204 shares owned individually by him and 14,600 shares issuable to him upon the exercise of options.

                  (iv) D. Stevenson has shared power to dispose of 1,880 shares of Common Stock, as co-executor of the Estate.

                  Keith T. Stevenson

                  (i) K. Stevenson has sole power to vote 1,126,171 shares of Common Stock, such number of shares being calculated by aggregating 1,098,631 shares owned individually by him, 26,600 shares issuable to him upon the exercise of options and 940 shares that he has the power to vote as Trustee of the D. Stevenson Trust.

                  (ii) K. Stevenson has shared power to vote 1,880 shares of Common Stock, as co-executor of the Estate.

                  (iii) K. Stevenson has sole power to dispose of 1,126,171 shares of Common Stock, such number of shares being calculated by aggregating 1,098,631 shares owned individually by him, 26,600 shares issuable to him upon the exercise of options and 940 shares that he has the power to dispose of as Trustee of the D. Stevenson Trust.

                  (iv) K. Stevenson has shared power to dispose of 1,880 shares of Common Stock, as co-executor of the Estate.

         Kathleen Cynthia Pickett Stevenson, by Proxy of M. Stevenson

                  (i) C. Stevenson has sole power to vote 532,476 shares of Common Stock pursuant to the Proxy.

                  (ii) C. Stevenson does not have shared power to vote any shares of Common Stock.

                  (iii) C. Stevenson does not have sole power to dispose of any shares of Common Stock.

                  (iv) C. Stevenson does not have shared power to dispose of any shares of Common Stock.

         Madlin Stevenson

                  (i) M. Stevenson does not have sole power to vote any shares of Common Stock.

                  (ii) M. Stevenson does not have shared power to vote any shares of Common Stock.

                  (iii) M. Stevenson has sole power to dispose of 775,000 shares of Common Stock, such number of shares being calculated by aggregating 532,476 shares owned individually by her and 242,524 shares that she has the power to dispose of as Trustee for the D. and K. Stevenson Trust.

                  (iv) M. Stevenson does not have shared power to dispose of any shares of Common Stock.


                               Page 11 of 15 Pages

         Madlin Stevenson, in her capacity as Trustee of the D. and K. Stevenson Trust

                  (i) The Trustee, in such capacity, does not have sole power to vote any shares of Common Stock.

                  (ii) The Trustee, in such capacity, does not have shared power to vote any shares of Common Stock.

                  (iii) The Trustee, in such capacity, has sole power to dispose of 242,524 shares of Common Stock.

                  (iv) The Trustee, in such capacity, does not have shared power to dispose of any shares of Common Stock.

         K. Stevenson, in his capacity as Trustee of the D. Stevenson Trust

                  (i) The Trustee, in such capacity, has sole power to vote 940 shares of Common Stock.

                  (ii) The Trustee, in such capacity, does not have shared power to vote any shares of Common Stock.

                  (iii) The Trustee, in such capacity, has sole power to dispose of 940 shares of Common Stock.

                  (iv) The Trustee, in such capacity, does not have shared power to dispose of any shares of Common Stock.

         Donald E. Stevenson and Keith T. Stevenson, in their capacity as Co-Executors of the Estate of Mildred Doyle Stevenson

                  (i) The Co-Executors, in such capacity, have the sole power to vote 1,880 shares of Common Stock.

                  (ii) The Co-Executors, in such capacity, do not have shared power to vote any shares of Common Stock.

                  (iii) The Co-Executors, in such capacity, have sole power to dispose of 1,880 shares of Common Stock.

                  (iv) The Co-Executors, in such capacity, do not have shared power to dispose of any shares of Common Stock.

         (c) Except as described in Item 4 above and as further described in Exhibits A and B incorporated herein and attached hereto, no Shareholder has effected any transactions with respect to the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.



                               Page 12 of 15 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

Except as described in Items 4 and 5 above and as set forth in Exhibits A, B and C incorporated herein and attached hereto, there are no contracts, arrangements, understandings or relationships between any of the Shareholders with respect to the Common Stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Ex. A First Amended Shareholders' Voting Agreement and Irrevocable Proxy by and among Donald E. Stevenson, Madlin Stevenson and Madlin Stevenson, as Trustee for the benefit of Donald and Keith Stevenson under the Will of J.R. Stevenson, Deceased, dated January 8, 1999.

         Ex. B General Proxy for Extended Period from Madlin Stevenson, Holder of 532,476 Shares of the Common Stock of Stewart & Stevenson Services, Inc. to Cynthia Pickett Stevenson, dated January 8, 1999.

         Ex. C Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1) Under the Securities Exchange Act of 1934, dated February 16, 1999, among Donald E. Stevenson, Kathleen Cynthia Pickett Stevenson, by proxy of Madlin Stevenson, Keith T. Stevenson, Madlin Stevenson, Madlin Stevenson, as Trustee for the benefit of Donald and Keith Stevenson under the Will of J.R. Stevenson, Deceased, Keith Stevenson, as Trustee of the Donald E. Stevenson Testamentary Trust, and Donald E. Stevenson and Keith T. Stevenson, as Co-Executors of the Estate of Mildred Doyle Stevenson.



                               Page 13 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 16, 1999



                                            /s/ DONALD E. STEVENSON
                                     -------------------------------------------
                                                Donald E. Stevenson


                                      /s/ KATHLEEN CYNTHIA PICKETT STEVENSON
                                     -------------------------------------------
                                          Kathleen Cynthia Pickett Stevenson,
                                             as Proxy for Madlin Stevenson


                                             /s/ KEITH T. STEVENSON
                                     -------------------------------------------
                                                 Keith T. Stevenson


                                             /s/  MADLIN STEVENSON
                                     -------------------------------------------
                                                  Madlin Stevenson



                                     TRUST FOR THE BENEFIT OF DONALD AND
                                     KEITH STEVENSON UNDER THE WILL
                                     OF J. R. STEVENSON, DECEASED


                                     By:  /s/  MADLIN STEVENSON
                                        ----------------------------------------
                                               Madlin Stevenson, Trustee


                                     THE DONALD E. STEVENSON TESTAMENTARY TRUST



                                     By:  /s/  KEITH T. STEVENSON
                                        ----------------------------------------
                                               Keith T. Stevenson, Trustee



                               Page 14 of 15 Pages

                                     ESTATE OF MILDRED DOYLE STEVENSON



                                     By: /s/ DONALD E. STEVENSON
                                        ----------------------------------------
                                             Donald E. Stevenson, Co-Executor


                                     By: /s/ KEITH T. STEVENSON
                                        ----------------------------------------
                                             Keith T. Stevenson, Co-Executor





                               Page 15 of 15 Pages